NORTH AMERICA (U.S. & CANADA) CODE OF ETHICS

Russell Investments

FOR INTERNAL USE ONLY

NORTH AMERICA
CANADA
UNITED STATES
SASKATCHEWAN
MANITOBA
ONTARIO
MONTANA
NORTH DAKOTA
SOUTH DAKOTA
MINNESOTA
WYOMING
NEBRASKA
IOWA
WISCONSIN
COLORADO
KANSAS
MISSOURI
ILLINOIS
UTAH
ARIZONA
NEW MEXICO
OKLAHOMA
TEXAS

NORTH AMERICA COMPLIANCE POLICY – FEBRUARY 2025

NORTH AMERICA (U.S. & CANADA) CODE OF ETHICS FOR INTERNAL USE ONLY NORTH AMERICA COMPLIANCE POLICY – FEBRUARY 2025

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Overview

Russell Investments (“we,” or the “Firm”) places the highest value on ethical business practices and has adopted the following North America Code of Ethics (the “NA Code of Ethics,” or the “Code”) which establishes the standards of business conduct that all associates in North America (“associates,” “you”) must follow. Our business is highly regulated, and the Firm is committed to complying with those regulations. In particular, both the U.S. Securities and Exchange Commission (“SEC”) and the Ontario Securities Commission (“OSC”) require that investment firms, such as Russell Investments, implement a written code of ethics designed to set forth standards of conduct and promote compliance with applicable securities laws.

This Code has been designed to satisfy this regulatory requirement and prevent our Firm and its associates from engaging in any act, practice, or course of business prohibited under applicable securities laws, rules, and regulations. This Code is intended to supplement the Firm’s Global Code of Conduct and support the Firm’s value statements, protect the interests of our clients, and reinforce the Firm’s reputation for non-negotiable integrity.

Each of us must recognize our obligations as individuals to understand and obey the laws that apply to us in the conduct of our duties at the Firm. We must keep in mind that we have a fundamental duty to put our clients’ interests first and that our behavior, including our personal activities, must avoid any actual or potential conflicts of interest or any abuse of our position of trust and responsibility as associates of the Firm. You must adhere to the requirements of the Code and all applicable laws, rules, and regulations—doing so is a fundamental part of your job at the Firm.

Compliance is responsible for administering the Code. If you have any questions regarding your obligations under this Code, please contact Compliance.

Persons Covered by the Code

This Code applies to all associates in North America, including partners, officers, or directors (or other persons occupying a similar status or performing similar functions), any person who has access to non-public information regarding any purchases or sales of securities on behalf of a client, any person who provides investment advice on behalf of the Firm and is subject to the Firm’s supervision and control, and any other person or group of persons as determined by Compliance (“Access Persons”).

All Access Persons are required to certify in writing upon hire and then annually thereafter that they have received a copy of the Code, have read and understand it, and agree to comply with its terms. Access Persons are also required, at least annually, to certify to information concerning their personal securities accounts, holdings, and transactions, including private securities transactions, outside business activities, gifts and entertainment, and other information as described in the Code. By certifying to the Code, you are also certifying that you agree to comply with all policies and procedures referenced in it. All certifications and reporting required under the Code must be made via ACA ComplianceAlpha (“Employee Compliance”).

Ethics Hotline

Under this Code, you are encouraged to promptly report any actual or suspected violations of the Code and any other Firm policies and guidelines to Compliance, either directly or via the Firm’s confidential Ethics Hotline.

The Ethics Hotline is available 24 hours a day, every day (including holidays) at 1-800-932-5378. The Ethics Hotline is answered by an outside agency which documents and relays reported matters to a central administrator for further investigation. The administrator coordinates and oversees investigations and follow-up and, if required, appropriate corrective action. Calls may be made anonymously if desired. Each caller is assigned a case number by the outside agency, which the caller may use to call back and receive a status report on his or her call.

You are required to cooperate fully with all investigations into reported and suspected violations and answer questions truthfully. Every effort will be made to ensure confidentiality while still allowing matters to be properly investigated and resolved. Retaliation, harassment, and any other adverse employment consequence against any individual who reports any actual or suspected violation in good faith is strictly prohibited. Any associate who retaliates against any other person who reports an actual or suspected violation in good faith may be subject to disciplinary action, up to and including termination of employment.

For the Firm’s complete policies and procedures regarding whistleblowing, refer to the Firm’s Global Code of Conduct and Global Whistleblowing Policy.

Compliance Violations

Any effort to conceal or cover up any violation of the Code is itself a violation. You are not authorized or required to carry out any order or request to engage in conduct which would violate the Code or any other Firm policies, or to cover up any violation. If you receive such an order or request, you must promptly report it.

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Any violation of the requirements set forth in this Code or the policies referenced in it may result in the imposition of such sanctions as the Firm may deem appropriate under the circumstances. Sanctions may include, among other actions, recertification that an associate has read and understood a policy, a letter of reprimand, adjustment to compensation, financial penalty, suspension, demotion, or termination of employment.

In addition to sanctions, the Firm may refer any violation to civil or criminal authorities as appropriate.

Conflicts of Interest

Conflicts of interest arise in situations where the Firm or a Firm associate has an incentive to serve personal interests or the interests of the Firm over the interest of a client, or the interest of one client over another, or the interest of an associate or group of associates over the interest of the Firm or any of its clients.

As a fiduciary we recognize that we are expected to eliminate or mitigate conflicts of interest and make full disclosure of all material conflicts of interest to our clients. To meet this standard, we expect our associates to act in the best interest of clients, avoid conflicts of interest where possible, and (at a minimum) identify all conflicts of interest so the Firm can take appropriate action. Potential conflicts of interest often arise in the ordinary course of business.

For further guidance regarding conflicts of interest, please refer to other sections of this Code, the Global Code of Conduct, the Global Conflicts of Interest Policy and other Firm policies.

Confidentiality and Privacy

Confidentiality is another fundamental duty we owe to our clients and fellow associates. We must keep all information about our clients and former clients in strict confidence, including their identity (unless they consent), financial circumstances, security holdings, as well as the advice furnished to them by us.

You are prohibited from disclosing any non-public information about any client, investments made by the Firm on behalf of any client, information about contemplated securities transactions, or information regarding the Firm’s trading strategies, to any person outside the Firm, except as required to effect securities transactions on behalf of a client or for other legitimate business purposes, or as required by law.

You must also protect and maintain the confidentiality of other sensitive, proprietary, and non-public, personal information which may come into your possession regarding the Firm, our associates, clients, distributors, vendors, and any other persons or entities. You must not disclose such information to any persons or entities outside of the

Firm without prior authorization by the Firm’s senior management, or as mandated by law or regulation. The dissemination of such information within the Firm should be restricted only to those who have a “need to know” to facilitate a task or strategic project.

You should be particularly mindful of your obligations to protect confidential information related to:

•	Business strategies;

•	Product design or development plans (including fund closures and mergers);

•	Product distribution plans and the identity and nature of arrangements with potential business partners;

•	Client and fund information such as holdings, strategies or trading information, or any information about which a client requires confidentiality;

•	Private or non-public, personal information regarding clients and associates; and

•	Financial results, legal postures, strategies, or proceedings.

As an associate of the Firm, you may have access to non-public portfolio holdings information for the Firm’s mutual funds, Russell Investments Company, and/or Russell Investments Funds (“RIC/RIF”). You must maintain the confidentiality of this information and prevent its selective disclosure. Disclosure of non-public portfolio holdings information may only be made in accordance with RIC/RIF’s Policies and Procedures Regarding Disclosure of Portfolio Holdings. In general, RIC/RIF portfolio holdings information is considered to be public when available through public filings with regulators or disclosed on RussellInvestments.com.

You must contact Compliance and request prior approval to disclose RIC/RIF non-public portfolio holdings information, including disclosure to third-party vendors.

You are not obligated to disclose to the Firm any communications you may have with regulators regarding possible violations of the law or regulations. This Code, any Firm employment agreement, confidentiality agreement, or other Firm policy or agreement do not prohibit you from communicating directly with any regulator, national, federal, provincial, state, or local government agency, or commission (together, “the Firm’s Regulators”), without disclosing that communication to the Firm. Similarly, you are not prohibited from providing information—including documents not otherwise protected by law or privilege—to the Firm’s Regulators, without disclosing those documents to the Firm.

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If you become aware that the security of any confidential, sensitive, proprietary, or non-public personal information may have been compromised, lost, or stolen, you should promptly report the matter to Compliance.

Insider Trading and Front Running

Overview

From time to time, you may come into possession of material, non-public information (“MNPI”), including MNPI about public companies, private companies, and clients. Generally, information is considered “material” when there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decision. Information is considered “non-public” until it has been disseminated broadly to investors in the marketplace.

You must contact Compliance if you believe you have received MNPI or if you are unsure as to whether the information in your possession is material or non-public. You may obtain MNPI as a result of your conversations with clients, managers, and other vendors and distributors who are (or are affiliated with) public companies. Additionally, you may obtain MNPI through knowledge about client and fund trading, client holdings, or manager changes and transitions.

Securities laws and regulations make it illegal to:

•	Trade on the basis of MNPI (i.e., insider trading);

•	Provide MNPI to others who may trade on the basis of such information (i.e., tipping); and

•	Take advantage of clients by purchasing or selling ahead of client orders (i.e., front running).

Accordingly, you are prohibited from trading, either personally or on behalf of others, including in accounts managed by the Firm, on the basis of MNPI or communicating MNPI to others in violation of the law or this Code.

The consequences of engaging in insider trading, tipping, and front running are severe and include sanctions or termination of employment by the Firm, as well as civil and criminal penalties. If you are not sure whether a securities transaction would violate the law or this Code because of non-public information in your possession, you should assume that the trade is not permitted until you consult with Compliance.

General Restrictions

If you are in possession of MNPI concerning any company, you must not purchase, sell, recommend, or direct the purchase or sale of any security of such company. If you communicate MNPI to another person or entity who trades in reliance on such information, you may be subject to sanctions as though you yourself bought or sold the securities. You must allow the information to be disclosed to the general public before taking any action on the basis of such information.

If you are in possession of MNPI about client or fund holdings or trading activity, you must adhere to any policies and procedures concerning the disclosure of such information. In addition, you must not purchase or sell any security if you know that the purchase or sale may take advantage of the market effect of purchases and sales of securities by the Firm or any Firm client or would otherwise compete with transactions of the Firm or any Firm client.

You must not disclose MNPI about client holdings or trading activity to any person inside or outside of the Firm, except:

•	To the extent the information has been made public;

•	As reasonably required in the regular course of your duties in furtherance of your obligations to the Firm or the Firm’s obligations to its clients;

•	As required by applicable law; or

•	As authorized by a senior member of the Legal or Compliance departments.

Compliance maintains a restricted list of companies (the “Restricted List”), in the event where the Firm or its associates may be in possession of MNPI on a specific issuer. You may not purchase, sell, recommend, or share your knowledge of the securities appearing on the Restricted List without prior approval from Compliance. If you are involved in a potential business transaction, business relationship, or any other activity that may result in possession of MNPI, or if you otherwise come into possession of MNPI, you must immediately notify Compliance so the company may be added to the Restricted List.

Personal Trading

To ensure that you trade in your personal investment accounts lawfully and in a manner which avoids actual or potential conflicts between your interests and the interests of the Firm and Firm clients, you must pre-clear certain securities transactions and report transactions and holdings to Compliance through Employee Compliance.

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The information below summarizes some of the more significant requirements that apply to personal trading accounts beneficially owned by you or your Related Persons (e.g., your spouse, family members living in your household, and/or other financial dependents):

•	You must disclose any account over which you and/or your Related Persons have trading authority and/or a direct or indirect beneficial interest;

•	You must submit initial (upon hire) and annual holdings reports (and, in some cases, quarterly transactions reports) subject to certain exceptions;

•	You must obtain prior approval for certain securities transactions, including any private securities transactions such as limited partnerships or private placements;

•

You are not permitted to purchase any security that you have sold within the past 60 days, nor to sell any security you have purchased within the past 60 days. This restriction resets with each new transaction (e.g., if you purchase Stock X on Day 1, and then make an additional purchase more Stock X on Day 10, you will be unable to sell any Stock X until 60 days have elapsed from Day 10);

•

You may be prohibited from trading a security if, at the time of the request for pre-clearance, the security is being purchased or sold for a Firm fund or client account. This prohibition applies when there is an open order on the trading desk and ends three trading days after the order is filled in its entirety. As to equity securities and debt instruments, this prohibition only applies to issuers with a market capitalization of less than $5bn USD.; and

•	You are prohibited from acquiring securities in an initial public offering (“IPO”).

For the Firm’s complete policies and procedures regarding your personal trading obligations, refer to the Firm’s North America Personal Trading Policy.

Outside Business Activities

Outside business activities, including directorships, employment, and other business activities and affiliations outside of the Firm often result in potential conflicts of interest. In general, you must obtain approval from Compliance through Employee Compliance prior to undertaking certain activities, so that a determination may be made whether the activities interfere with any of your or the Firm’s responsibilities and so that any potential conflicts may be addressed.

Outside Business Activities include, but are not limited to:

•	Any agreement to be employed or compensated by any person or entity, other than the Firm and its affiliates;

•

Any participation in an ongoing for-profit venture, including, for example, assisting or consulting with an internet or crypto start-up company; acquiring residential or commercial real estate for non-personal use with the primary intent to generate rental income (but periodic rentals of an associate’s primary or vacation home would not be considered an Outside Business Activity); or participating in marketing, underwriting, or offering of securities outside of the Firm;

•	Any agreement to serve as an officer, director, or partner (or in a similar capacity) of another business or organization, including a non-profit organization or a housing or business co-op; and

•	Any agreement to serve on the finance, investment, or comparable committee of any organization, including a non-profit organization or a housing or business co-op.

For the avoidance of doubt, volunteering your time, including volunteering with a non-profit or charitable organization does not need to be disclosed (but see above pre-approval requirement for serving as an officer or director of such organizations).

For the Firm’s complete policies and procedures regarding outside business activities, refer to the Firm’s Global Outside Business Activities Policy.

Political Contributions

This section applies only to U.S. citizens, including U.S. permanent residents (green-card holders) and U.S. citizens living abroad.

Several laws, rules, and regulations (commonly known as “pay-to-play” laws) place certain restrictions on investment advisers and their employees who provide advisory services to certain government entities and elected officials.

In general, you must obtain approval from Compliance through Employee Compliance prior to the date of any intended political contributions that you, your spouse, or any dependent child wish to make or solicit, directly or indirectly.

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Specifically, you are prohibited from making contributions to any candidate for, or elected incumbent of, any state or local political office, including:

•	Contributions to any candidate for, or elected incumbent of, a state or local political office (e.g., Governor, Mayor, Treasurer, Comptroller, etc.); and

•	Contributions to a candidate for a federal political office who currently holds a state or local political office (e.g., the Governor of Pennsylvania who is running for U.S. Senate).

Further, at time of hire, U.S. associates are required to disclose all political contributions for the previous two calendar years before their start date.

For the Firm’s complete policies and procedures regarding political contributions, refer to the Firm’s U.S. Political Contributions Policy.

Gifts and Entertainment

It is the Firm’s policy to earn business based on the quality of our products and services, and to select and manage our service providers on the same basis. Accordingly, you should not provide or solicit gifts, entertainment, or other items of value for the purpose of unduly influencing the recipient’s judgment or in return for any business, service, or confidential information. This applies to gifts, entertainment, events, and charitable contributions.

The Firm is subject to various regulatory and industry organizations that have policies and rules that should be considered when giving or receiving gifts and entertainment. You should also be aware that many Firm clients and prospects (notably, government plans, Taft-Hartley/Union plans, and plans subject to ERISA) have their own strict policies on the giving and receiving of gifts, entertainment, and other contributions.

You should be prepared to discuss these policies with Firm clients or prospects before arranging entertainment or providing gifts. In addition, individual business units may impose additional or more restrictive requirements than those set forth in this Code due to specific regulatory requirements or management decisions to apply stricter standards than those required by law or regulation.

Gifts and entertainment provided or received is subject to reporting and preclearance, dependent on the gift or event’s market value.

For the Firm’s complete policies and procedures regarding gifts and entertainment, refer to the Firm’s Global Gifts & Entertainment Policy.

Training and Education

Compliance periodically provides training and education regarding the Code, other Firm policies, and other relevant industry and regulatory topics. You are required to attend all training sessions and read any applicable training materials provided.

Completing required compliance training is considered a part of each associate’s Global Citizen Goal, which impacts your overall annual performance evaluation. Failure to complete required compliance training is considered a violation of the Code and will be addressed in the same manner as any other violation.

Administration of the North America Code of Ethics

Use of the North America Code of Ethics

This Code is intended for use by associates in connection with their job-related duties. Clients, prospective clients, and other persons or entities outside of the Firm may request copies of the Code from time to time. You must obtain approval from Compliance prior to distributing this Code to anyone outside of the Firm.

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